# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Yarrow Bioscience, Inc., CIK 0001566044
CUSIP: 92941V407
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 470 James Street, Suite 007, New Haven, Connecticut (CT), 06513
Date of event which requires filing of this statement: 07/27/2026
Filed by CIK 0001942670
Persons authorized to receive notices and communications: Alejandro Moreno, c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Langhorne S. Perrow, c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Nicholas P. Pellicani, Debevoise & Plimpton LLP, The Northcliffe, 28 Tudor St., London, United Kingdom (X0), EC4Y 0AY, 44 20 7786 9000

## Reporting persons
- AI Biotechnology LLC (CIK 0001942670): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 178,180; sole dispositive power 0; shared dispositive power 178,180; aggregate amount beneficially owned 178,180 (6.02% of the class)
  Comment: (1) The total number of shares of common stock, par value $0.0001 per share ("Common Stock"), of Yarrow Bioscience, Inc. (the "Issuer") reported as beneficially owned includes (i) 22,331 shares of Common Stock held directly by AI Biotechnology LLC ("AI Biotechnology") and (ii) 155,849 shares of Common Stock issuable upon the exercise of pre-funded warrants ("Warrants") held directly by AI Biotechnology.
  
  (2) The percent of Common Stock reported as beneficially owned is calculated based on the number of shares of Common Stock described in footnote (1) above and, as the denominator, the sum of (i) 2,803,078 shares of Common Stock issued and outstanding following the reverse stock split and the closing of the merger, as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on July 28, 2026, and (ii) 155,849 shares of Common Stock issuable upon the exercise of Warrants held by AI Biotechnology.
- Access Industries Holdings LLC (CIK 0001391297): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 178,180; sole dispositive power 0; shared dispositive power 178,180; aggregate amount beneficially owned 178,180 (6.02% of the class)
  Comment: (1) The total number of shares of Common Stock of the Issuer reported as beneficially owned includes (i) 22,331 shares of Common Stock held directly by AI Biotechnology and (ii) 155,849 shares of Common Stock issuable upon the exercise of Warrants held directly by AI Biotechnology.
  
  (2) The percent of Common Stock reported as beneficially owned is calculated based on the number of shares of Common Stock described in footnote (1) above and, as the denominator, the sum of (i) 2,803,078 shares of Common Stock issued and outstanding following the reverse stock split and the closing of the merger, as disclosed in the Issuer's Current Report on Form 8-K filed with the SEC on July 28, 2026, and (ii) 155,849 shares of Common Stock issuable upon the exercise of Warrants held by AI Biotechnology.
- Access Industries Management, LLC (CIK 0001508226): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 178,180; sole dispositive power 0; shared dispositive power 178,180; aggregate amount beneficially owned 178,180 (6.02% of the class)
  Comment: (1) The total number of shares of Common Stock of the Issuer reported as beneficially owned includes (i) 22,331 shares of Common Stock held directly by AI Biotechnology and (ii) 155,849 shares of Common Stock issuable upon the exercise of Warrants held directly by AI Biotechnology.
  
  (2) The percent of Common Stock reported as beneficially owned is calculated based on the number of shares of Common Stock described in footnote (1) above and, as the denominator, the sum of (i) 2,803,078 shares of Common Stock issued and outstanding following the reverse stock split and the closing of the merger, as disclosed in the Issuer's Current Report on Form 8-K filed with the SEC on July 28, 2026, and (ii) 155,849 shares of Common Stock issuable upon the exercise of Warrants held by AI Biotechnology.
- Len Blavatnik (CIK 0001326628): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 178,180; sole dispositive power 0; shared dispositive power 178,180; aggregate amount beneficially owned 178,180 (6.02% of the class)
  Comment: (1) The total number of shares of Common Stock of the Issuer reported as beneficially owned includes (i) 22,331 shares of Common Stock held directly by AI Biotechnology and (ii) 155,849 shares of Common Stock issuable upon the exercise of Warrants held directly by AI Biotechnology.
  
  (2) The percent of Common Stock reported as beneficially owned is calculated based on the number of shares of Common Stock described in footnote (1) above and, as the denominator, the sum of (i) 2,803,078 shares of Common Stock issued and outstanding following the reverse stock split and the closing of the merger, as disclosed in the Issuer's Current Report on Form 8-K filed with the SEC on July 28, 2026, and (ii) 155,849 shares of Common Stock issuable upon the exercise of Warrants held by AI Biotechnology.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Yarrow Bioscience, Inc.
Address of issuer's principal executive offices: 470 James Street, Suite 007, New Haven, Connecticut (CT), 06513
Comment:
This Amendment No. 1 to Schedule 13D is being filed by AI Biotechnology LLC, Access Industries Holdings LLC ("AIH"), Access Industries Management, LLC ("AIM") and Len Blavatnik (collectively, the "Reporting Persons", and each, a "Reporting Person") in respect of the common stock, par value $0.0001 per share (the "Common Stock"), of Yarrow Bioscience, Inc. (the "Issuer").

The Schedule 13D filed with the Securities and Exchange Commission ("SEC") on November 13, 2023 (the "Schedule") is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 1. This Amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule. The Schedule was originally filed with respect to VYNE Therapeutics Inc., which changed its name to Yarrow Bioscience, Inc. upon the consummation of the Merger described in Item 4 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On July 27, 2026, pursuant to the Agreement and Plan of Merger and Reorganization, dated as of December 17, 2025, as amended by Amendment No. 1 thereto on January 30, 2026, by and among VYNE Therapeutics Inc., Yellow Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of VYNE Therapeutics Inc., and Yarrow Bioscience, Inc., a Delaware corporation ("Pre-Merger Yarrow"), Yellow Merger Sub Corp. merged with and into Pre-Merger Yarrow, with Pre-Merger Yarrow continuing as a wholly owned subsidiary of VYNE Therapeutics Inc. and the surviving corporation of the merger (the "Merger"). In connection with the completion of the Merger, VYNE Therapeutics Inc. changed its name to Yarrow Bioscience, Inc.

Prior to the consummation of the Merger, the Issuer effected a 1-for-50 reverse stock split of its Common Stock by filing a Certificate of Amendment to its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, which became legally effective on July 24, 2026 (the "Reverse Stock Split"). Upon the effectiveness of the Reverse Stock Split, every 50 shares of Common Stock issued and outstanding immediately prior thereto were automatically and without further action on the part of the Issuer or any holders of Common Stock combined into one share of Common Stock. No fractional shares were issued as a result of the Reverse Stock Split. Instead, any stockholder who would otherwise have been entitled to a fractional share, after aggregating all fractions of a share to which such stockholder would otherwise have been entitled, became entitled to receive a cash payment equal to the product of the resulting fractional interest in one share of Common Stock multiplied by the closing price per share as reported by Nasdaq on July 23, 2026.

As a result of the Reverse Stock Split, the 1,116,585 shares of Common Stock held by AI Biotechnology were combined into 22,331 whole shares of Common Stock, and AI Biotechnology became entitled to receive cash in lieu of the resulting 0.70 fractional share. In addition, pursuant to the terms of the Warrants, the exercise price of the Warrants and the number of shares of Common Stock issuable upon exercise thereof were proportionately adjusted, with the number of shares of Common Stock issuable upon exercise of the Warrants being adjusted from 7,792,448 shares to 155,849 shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D (including, but not limited to, the footnotes thereto) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, the footnotes thereto) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: 22,331 shares of Common Stock and Warrants to purchase 155,849 shares of Common Stock are owned directly by AI Biotechnology and may be deemed to be beneficially owned by AIM, AIH and Mr. Blavatnik because (i) Mr. Blavatnik controls AIM and AIH, (ii) AIM controls AIH, and (iii) AIH owns all of the voting units of AI Biotechnology. Each of AIH, AIM and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein. Other than as disclosed herein, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- AI Biotechnology LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its Manager; its Executive Vice President/Alejandro Moreno (07/29/2026)
- Access Industries Holdings LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its Manager; its Executive Vice President/Alejandro Moreno (07/29/2026)
- Access Industries Management, LLC: /s/ Alejandro Moreno, By: Executive Vice President/Alejandro Moreno (07/29/2026)
- Len Blavatnik: *, Len Blavatnik (07/29/2026)
Comment: * The undersigned, by signing his name hereto, executes this Amendment No. 1 to Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By: /s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact